Exhibit 99.5

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), Bitfarms Ltd. (the “Company”) discloses that its external auditors have not reviewed the accompanying unaudited interim condensed consolidated financial statements.

NOTICE TO READER

As of December 31, 2025, Bitfarms Ltd. determined that it would prepare its annual financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As a result, pursuant to section 4.3(4) of NI 51-102 of the Canadian Securities Administrators, the Company must restate its previously filed interim financial reports for the year ended December 31, 2025 in accordance with U.S. GAAP, such interim financial reports having previously been prepared in accordance with IFRS Accounting Standards.

The attached restated unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2025 and 2024 (“Q3 2025 Interim Financial Statements”) have been prepared in accordance with U.S. GAAP applicable to interim financial information, and should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 31, 2026 and available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Other than as expressly set forth above, the Q3 2025 Interim Financial Statements do not, and do not purport to, update or restate the information in the original unaudited interim condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited interim condensed consolidated financial statements.

BITFARMS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Restated)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.
TABLE OF CONTENTS

3	Page

BITFARMS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars - unaudited)

	As of September 30,	As of December 31,
	2025	2024
Assets
Current
Cash	86,952	59,542
Accounts receivable, net	3,274	1,259
Digital assets	171,278	87,298
Digital assets - restricted	17,933	32,826
Other assets	4,841	4,282
Short-term prepaid deposits	6,121	14,554
Rights to renewable energy credits and waste tax credits	9,370	—
Inventories	6,979	1,137
Derivative assets	2,932	3,418
Assets held for sale	64,738	9,419
Total current assets	374,418	213,735
Non-current
Restricted cash	25,000	—
Rights to waste tax credits	5,597	—
Property, plant and equipment, net	359,625	237,255
Operating lease right-of-use assets, net	20,029	21,299
Finance lease right-of-use assets, net	2,252	2,281
Long-term deposits and equipment prepayments	11,111	44,572
Refundable deposits	350	14,216
Intangible assets, net	3,285	4,636
Assets held for sale	—	125,138
Investment in equity securities	1,250	—
Total assets	802,917	663,132
Liabilities
Current
Accounts payable and accrued expenses	68,397	25,792
Derivative liabilities	—	128
Current portion of long-term debt	607	146
Current portion of operating lease liabilities	2,514	1,959
Current portion of finance lease liabilities	955	130
Redemption obligation	15,339	—
Total current liabilities	87,812	28,155
Non-current
Long-term debt	50,877	1,430
Operating lease liabilities	16,580	17,440
Finance lease liabilities	2,185	2,310
Deferred tax liability	65	65
Other non-current liabilities	3,238	2,586
Total liabilities	160,757	51,986
Commitments and contingencies (Note 23)
Stockholders’ equity
Common stock - no par value; authorized - unlimited number of shares; Issued and outstanding - 563,007,747 shares and 479,332,885 shares, respectively	952,785	837,764
Additional paid-in capital	117,133	101,319
Accumulated deficit	(427,758)	(327,937)
Total equity	642,160	611,146
Total liabilities and stockholders’ equity	802,917	663,132

See accompanying notes to the condensed consolidated financial statements

4	Page

BITFARMS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Revenues	67,969	27,072	176,528	95,522
Cost of revenues	(70,221)	(27,566)	(182,390)	(114,755)
Gross loss	(2,252)	(494)	(5,862)	(19,233)

Operating expenses
General and administrative expenses	(17,155)	(25,234)	(54,157)	(47,204)
Change in fair value of digital assets	5,176	212	(1,574)	(357)
Realized gain on sale of digital assets	4,801	768	25,783	17,635
Gain on disposition of property, plant and equipment and deposits	64	753	2,200	222
Impairment of long-lived assets	(9,103)	(3,628)	(9,103)	(3,628)
Operating loss	(18,469)	(27,623)	(42,713)	(52,565)

Interest income	511	2,452	1,773	5,174
Interest expense	(2,051)	(312)	(3,818)	(618)
Gain (loss) on derivative assets and liabilities	12,175	(78)	12,245	277
Other expense	(3,215)	(690)	(3,703)	(1,027)
Total other income	7,420	1,372	6,497	3,806
Loss before income taxes	(11,049)	(26,251)	(36,216)	(48,759)

Income tax recovery (expense)	40	(161)	(182)	(161)
Loss from continuing operations	(11,009)	(26,412)	(36,398)	(48,920)
Loss from discontinued operations	(27,758)	(12,584)	(63,423)	(15,219)
Net loss	(38,767)	(38,996)	(99,821)	(64,139)

Loss per common share
Basic and diluted loss per share from continuing operations	(0.02)	(0.06)	(0.07)	(0.12)
Basic and diluted loss per share from discontinued operations	(0.05)	(0.03)	(0.12)	(0.04)
Basic and diluted loss per share	(0.07)	(0.09)	(0.19)	(0.16)
Weighted average number of common shares outstanding
Basic and diluted	556,539,628	448,711,912	537,721,978	396,423,169

See accompanying notes to the condensed consolidated financial statements

5	Page

BITFARMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
Three months ended September 30, 2025
Balance as of June 30, 2025	557,548,857	932,807	118,335	(388,991)	662,151
Net loss	—	—	—	(38,767)	(38,767)
Stock-based compensation	—	—	2,850	—	2,850
Issuance of common shares	4,726,499	14,435	—	—	14,435
Issuance of equity warrants	—	—	(538)	—	(538)
Settlement of restricted share units	122,200	280	(280)	—	—
Exercise of stock options and warrants	8,417,332	18,088	(6,103)	—	11,985
Repurchase and cancellation of common shares	(7,807,141)	(12,825)	2,869	—	(9,956)
Balance as of September 30, 2025	563,007,747	952,785	117,133	(427,758)	642,160

Nine months ended September 30, 2025
Balance as of January 1, 2025	479,332,885	837,764	101,319	(327,937)	611,146
Net loss	—	—	—	(99,821)	(99,821)
Stock-based compensation	—	—	10,618	—	10,618
Issuance of replacement stock-based compensation	—	—	232	—	232
Issuance of common shares	79,037,994	104,299	—	—	104,299
Adjustment of common shares related to business combination	(243)	—	—	—	—
Issuance of equity warrants	—	—	13,654	—	13,654
Settlement of restricted share units	2,469,700	3,892	(3,892)	—	—
Exercise of stock options and warrants	8,431,232	18,097	(6,109)	—	11,988
Settlement of share awards	1,543,320	1,558	(1,558)	—	—
Repurchase and cancellation of common shares	(7,807,141)	(12,825)	2,869	—	(9,956)
Balance as of September 30, 2025	563,007,747	952,785	117,133	(427,758)	642,160

Three months ended September 30, 2024
Balance as of June 30, 2024	425,874,733	717,505	93,803	(324,715)	486,593
Net loss	—	—	—	(38,996)	(38,996)
Stock-based compensation	—	—	5,061	—	5,061
Issuance of common shares	26,659,922	68,828	—	—	68,828
Settlement of restricted share units	241,666	727	(727)	—	—
Exercise of stock options and warrants	159,000	55	33	—	88
Balance as of September 30, 2024	452,935,321	787,115	98,170	(363,711)	521,574

Nine months ended September 30, 2024
Balance as of January 1, 2024	334,153,330	531,401	93,529	(299,572)	325,358
Net loss	—	—	—	(64,139)	(64,139)
Stock-based compensation	—	—	9,247	—	9,247
Issuance of common shares	110,856,066	242,392	—	—	242,392
Settlement of restricted share units	366,666	1,016	(1,016)	—	—
Exercise of stock options and warrants	7,559,259	12,306	(3,590)	—	8,716
Balance as of September 30, 2024	452,935,321	787,115	98,170	(363,711)	521,574

Should be read in conjunction with the notes to the condensed consolidated financial statements

6	Page

BITFARMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited)

	Nine months ended September 30,
	2025	2024

Cash flows from (used) in operating activities
Net loss	(99,821)	(64,139)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	95,931	111,505
Impairment of long-lived assets and deposits	71,193	3,628
Total other income	(7,006)	(4,995)
Digital assets earned	(209,406)	(132,644)
Stock-based compensation	10,619	9,247
Income tax expense (benefit)	594	(5)
Renewable energy credits earned	(17,000)	—
(Gain) loss on disposition of property, plant and equipment and deposits	(9,336)	(453)
Digital assets exchanged for services	5,441	—
Asset retirement obligation accretion expense	(214)	(199)
Realized gain on disposition of digital assets	(25,783)	(17,635)
Changes in fair value of digital assets	1,574	357
Interest income received	1,666	4,895
Interest expenses paid	(2,527)	(1,092)
Income taxes paid	(383)	(1,247)
Proceeds from disposition of renewable energy and waste tax credits	11,022	—
Changes in non-cash working capital components	19,516	(5,456)
Net change in cash related to operating activities	(153,920)	(98,233)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	159,295	111,264
Purchase of property, plant and equipment and Intangible asset	(75,365)	(168,687)
Proceeds from sale of property, plant and equipment and assets held for sale	17,226	2,598
Costs related to purchase and sale of assets held for sale	(7,988)	—
Purchase of marketable securities	(10,678)	(10,405)
Proceeds from disposition of marketable securities	11,133	11,936
Refundable Deposit	—	(7,800)
Purchase of derivative assets and liabilities	(150,693)	—
Settlement of derivative assets and liabilities	164,367	—
Equipment and construction prepayments	(822)	(96,504)
Proceeds from disposal of business	63,038	—
Acquisition of business	(48,084)	—
Investment in equity securities	(1,249)	—
Net change in cash related to investing activities	120,180	(157,598)

Cash flows from (used in) financing activities
Repayment of long-term debt	(437)	(4,045)
Proceeds from long-term debt, net of transaction costs	47,611	1,695
Repayment of finance lease liabilities	(649)	(925)
Issuance of common shares	38,043	239,392
Exercise of stock options and warrants	11,446	8,620
Repurchase and cancellation of common shares	(9,956)	—
Net change in cash related to financing activities	86,058	244,737

Net increase in cash	52,318	(11,094)
Cash, beginning of the period	59,542	84,038
Exchange rates differences on currency translation	92	(31)
Cash and restricted cash, end of the period	111,952	72,913

Cash flows from discontinued operations	(109)	1,324

See accompanying notes to the condensed consolidated financial statements

7	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:	ORGANIZATION

Bitfarms Ltd.’s (the “Company” or “Bitfarms”) activities are comprised mainly of selling its computational power used for hashing calculations for the purpose of cryptocurrency Mining in multiple jurisdictions, including Canada, the United States and Paraguay. Refer to Note 17 for disclosures related to discontinued operations in Argentina and Paraguay. 9159-9290 Québec Inc. (“Volta”), a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Québec, Canada. Having completed its investments into Bitcoin mining in 2024 and 2025, the Company is now focused on converting as much of its existing energy and data center infrastructure to HPC and AI. The Company’s current initiatives include the construction and buildout of new HPC data centers.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 3, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities in Pennsylvania, United States. To support each site’s data centers, the Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits (“WTCs”) are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the local energy supplier (the “Grid”).

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Backbone Argentina	Backbone Hosting Solutions SAU
3	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
4	Backbone Mining	Backbone Mining Solutions LLC
5	Backbone Paso Pe	D&N Ingenieria SA
6	Backbone Yguazu	Zunz SA
7	Volta	9159-9290 Québec Inc.
8	BVVE	Blockchain Verification and Validation Equipment (primarily Miners and Mining-related equipment)
9	MW	Megawatt
10	ARS	Argentine pesos
11	BTC	Bitcoin
12	CAD	Canadian dollars
13	USD	U.S. dollars

8	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and principles of consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company also consolidates certain variable interest entities (“VIEs”) for which the Company is the primary beneficiary, generally as a result of having the power to direct the activities that most significantly affect the VIE’s economic performance and holding variable interests that convey to the Company the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. Subsidiaries that are not considered VIEs are consolidated as the Company owns, directly or indirectly, a controlling interest in the entities. The Company performs an assessment at inception and regularly reevaluates whether the entity is a VIE and whether the Company continues to be the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated financial statements are presented in USD and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to interim financial information, which permit the omission of certain information to the extent it has not changed materially since the latest annual financial statements.

In the opinion of the Company, the accompanying unaudited interim condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its balance sheet as of September 30, 2025 and its results of operations for the three and nine months ended September 30, 2025, and 2024, and cash flows for the nine months ended September 30, 2025, and 2024. The balance sheet as of December 31, 2024, was derived from 2025 audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2025.

Additionally, since there are no differences between net income (loss) and comprehensive income (loss), all references to comprehensive income (loss) have been excluded from the condensed consolidated financial statements.

9	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ materially from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include revenue recognition; measurement of digital assets; determination of the useful lives, residual values, depreciation method and recoverability of long-lived assets; impairment analysis of property, plant and equipment; allocating the fair value of purchase consideration to assets acquired and liabilities assumed in business combinations and measurement of financial instruments.

Impairment of financial assets

The Company recognizes an allowance for potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model in accordance with ASC 326, Financial Instruments – Credit Losses, for all financial assets measured at amortized cost, including accounts receivable and refundable deposits. The CECL impairment model requires an estimate of expected credit losses measured over the contractual life of an instrument, which considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model the Company considers many factors, including the aging of the balances, collection history, the counterparty’s credit rating, current economic conditions, and reasonable and supportable forecasts, among other factors. The allowance is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, which may be discounted at the original effective interest rate (“EIR”), when the effect of discounting is material. Bad debts are written off against the allowance after all collection efforts have ceased.

Recently issued accounting pronouncements

In September 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-06, Intangibles-Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal Use Software (“ASU 2025-06”). ASU 2025-06 eliminates the distinction between software project development stages and clarifies the threshold applied to begin capitalizing costs. The new standard is effective for the Company for its annual and interim periods beginning January 1, 2028, and permits prospective, modified prospective, retrospective or early adoption. The Company is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides an optional practical expedient when applying the guidance related to the estimate of expected credit losses for current accounts receivable and current contract assets resulting from transactions arising from contracts with customers. The new standard is effective for the Company for its annual and interim periods beginning January 1, 2026, with early adoption permitted. The Company is evaluating the impact of adopting the standard.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”), which amends the guidance for identifying the accounting acquirer in transactions involving the acquisition of a variable interest entity that meets the definition of a business. The guidance is intended to reduce diversity in practice and improve consistency in the application of acquisition accounting. The new standard is effective for the Company for its annual periods beginning January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

10	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements (Continued)

In March 2025, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraph Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”). ASU 2025-02 amends the Accounting Standard Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121, as rescinded by SAB 122. The new standard is effective immediately and did not have a material impact on the Company’s condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”). ASU 2024-04 clarifies the accounting for induced conversions of convertible debt instruments and improves the consistency of accounting for settlements of convertible debt that occur at terms different from those specified in the original contract. The new standard is effective for the Company for its annual and interim periods beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional disclosures of certain expenses in the notes of the financial statements, to provide enhanced transparency into the expense captions presented on the condensed Consolidated Statements of Operations. Additionally, in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”), to clarify the effective date of ASU 2024-03. The new standard is effective for the Company for its annual periods beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

NOTE 3:	BUSINESS COMBINATION

On March 14, 2025 (the “Acquisition Date”), the Company acquired 100% of the issued share capital of Stronghold Digital Mining, Inc. (“Stronghold”) in a stock-for-stock merger transaction. Under the terms of the merger agreement, each Stronghold shareholder received 2.52 shares of Bitfarms for each Stronghold share they owned. A total of 59,866,609 common shares and 12,893,650 warrants were issued. In addition, the Company paid $51,060 on closing to retire Stronghold’s outstanding loans and other closing costs. The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The fair value of the 59,866,609 shares issued as part of the consideration paid for Stronghold was based on the published share price on March 14, 2025 of $1.11 per share. Issuance costs of $196, which were directly attributable to the issuance of the shares, were netted against the deemed proceeds.

As a result of the business combination, the pre-existing hosting agreements between the Company and Stronghold were effectively settled. A gain of $945 was recognized on the settlement of the Refundable Hosting Deposits. Refer to Note 12 and Note 16 for more details.

Stronghold is a vertically integrated power generation and data center company focused on environmental remediation and reclamation services in Pennsylvania, United States. The Stronghold transaction is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities.

The purchase price allocation for the acquisition reflects fair value estimates which are subject to change within the measurement period. As of September 30, 2025, the Company has substantially determined the fair values of most net assets except for property, plant and equipment and accounts payable and accrued expenses. The fair values of certain tangible assets remain preliminary and are subject to change as the Company continues to assess the condition and useful lives of the assets. Accounts payable and accrued expenses remain subject to change pending final confirmation of completeness. Measurement period adjustments that the Company determines to be material will be recognized in the period in which it determines the amounts, including the effect on earnings of any amounts it would have recognized in previous periods if the accounting had been completed at the acquisition date.

11	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BUSINESS COMBINATION (Continued)

Details of the final purchase price allocation and the fair value of the net assets acquired on March 14, 2025 are as follows:

As of March 14,
2025

Purchase consideration
Cash paid through repayment of debts	44,982
Reimbursement of Stronghold’s acquisition-related costs	6,078
Fair value of shares issued	66,452
Fair value of warrants issued	11,477
Fair value of replacement stock-based compensation	232
Settlement of Refundable Hosting Deposits	15,474
Fair value of consideration transferred	144,695

Net identifiable assets acquired
Cash	2,976
Accounts receivable, net	1,095
Short-term prepaid deposits	1,732
Other assets (current)	118
Rights to energy credits and waste tax credits (current portion)	7,395
Rights to waste tax credits (non-current portion)	1,594
Inventories	3,269
Property, plant and equipment, net	152,264
Intangible assets	51
Operating and finance lease right-of-use assets, net	1,594
Other non-current assets	1,550
Accounts payable and accrued expenses	(23,488)
Current portion of long-term debt	(420)
Current portion of operating and finance lease liabilities	(800)
Long-term debt	(460)
Non-current operating and finance lease liabilities	(756)
Other non-current liabilities	(3,019)
Total net identifiable assets acquired	144,695

Total acquisition-related costs that were not directly attributable to the issuance of shares amounted to $7,081, of which $1,571 were incurred during the first quarter of 2025, and $5,510 were incurred during the year ended December 31, 2024. These amounts were included in general and administrative expenses in the condensed consolidated statements of operations.

12	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:	BUSINESS COMBINATION (Continued)

From the acquisition date through September 30, 2025, Stronghold’s total revenue and net income (net of tax) included in the condensed consolidated statements of operations was $57,035 and $12,399, respectively.

Revenue and profit and loss contribution

The following pro-forma summary presents consolidated information of the Company as if the business combination had occurred on January 1, 2024 for the indicated periods:

	Three months ended September 30,		Nine months ended September 30,
(unaudited)	2025	2024	2025	2024
Revenue	67,969	35,095	191,104	150,171
Net loss, net of tax	(8,518)	(43,743)	(38,465)	(87,997)

The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had the acquisition of Stronghold actually been consummated on the date indicated and does not purport to be indicative of the Company’s future financial position or operating results. These pro forma results include the impact of depreciation and amortization of property, plant and equipment and intangible assets acquired, and the impact of the acquisition on interest expense and income tax expense. No adjustments have been reflected in the pro forma financial information for anticipated growth and efficiency opportunities. There were no material nonrecurring pro forma adjustments directly attributable to the acquisition included within the unaudited pro forma financial information.

The following table presents the supplemental cash flow information:

Nine months ended September 30,
2025
Cash outflow, net of cash acquired
Cash consideration	51,060
Less: cash balances acquired	(2,976)
Net cash outflow related to investing activities	48,084

Measurement period adjustments

The Company obtained new information about amounts and the related facts and circumstances that existed at the Acquisition Date that should have been recognized as of the Acquisition Date.

During the second quarter of 2025, adjustments to record additional accrued liabilities and rights to energy credits of $1,500 and $3,102, respectively, were recognized with a corresponding net decrease of $1,602 in property, plant and equipment.

During the three months ended September 30, 2025, an adjustment to recognize WTCs that existed as of the Acquisition Date of $5,885 was recognized with a corresponding decrease in property, plant and equipment. In addition, other adjustments of $1,462 were recognized with a corresponding increase in property, plant and equipment.

The measurement period adjustments are reflected in the purchase price allocation table above.

13	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4:	ACCOUNTS RECEIVABLE, NET

The balance of the allowance for credit losses on accounts receivable is as follows:

	As of September 30,	As of December 31,
	2025	2024
	nine-month period	twelve-month period
Balance as of January 1,	(63)	(51)
Current period allowance	—	(17)
Allowances for credit losses	(2)	5
Balance as of ending period	(65)	(63)

NOTE 5:	RIGHTS TO RENEWABLE ENERGY CREDITS AND WASTE TAX CREDITS

	As of September 30,
	2025
	nine-month period
	Rights to renewable energy credits	Rights to waste tax credits	Total
Balance as of January 1,	—	—	—
Addition related to business combination	3,104	5,885	8,989
Additions during the period	12,997	4,003	17,000
Less: sale of credits to third parties	(11,022)	—	(11,022)
Balance as of period end	5,079	9,888	14,967
Current portion	(5,079)	(4,291)	(9,370)
Non-current portion	—	5,597	5,597

14	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6:	DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,
	2025		2024
	Quantity	Value ($)	Quantity	Value ($)
Balance of digital assets including restricted digital assets as of July 1,	1,176	125,951	905	56,748
Bitcoin earned *	520	59,417	414	25,057
Bitcoin earned from discontinued operations	124	14,416	289	17,781
Hosting revenue received in Bitcoin	15	446	—	—
Bitcoin received in advance for goods	6	741	—	—
Bitcoin earned, not received	2	140	—	—
Bitcoin exchanged for cash	(185)	(21,561)	(461)	(27,938)
Realized gain on disposition of digital assets	—	4,801	—	769
Change in fair value of digital assets	—	5,176	—	212
Balance of digital assets including restricted digital assets as of September 30,	1,658	189,527	1,147	72,629
Less: Restricted digital assets as of September 30, *	(157)	(17,933)	—	—
Balance of digital assets excluding restricted digital assets as of September 30,	1,501	171,594	1,147	72,629

15	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6:	DIGITAL ASSETS (Continued)

	Nine months ended September 30,
	2025		2024
	Quantity	Value ($)	Quantity	Value ($)
Balance of digital assets including restricted digital assets as of January 1,	1,285	120,124	804	33,971
Bitcoin earned *	1,570	158,979	1,562	91,448
Bitcoin earned from discontinued operations	485	49,259	698	41,196
Hosting revenue received in Bitcoin	36	1,168	—	—
Bitcoin received in advance for goods	8	922	—	—
Bitcoin earned, not received	(6)	(714)	—	—
Bitcoin exchanged for cash	(1,665)	(159,295)	(1,917)	(111,264)
Bitcoin exchanged for services	(55)	(5,441)	—	—
Realized gain on disposition of digital assets	—	25,783	—	17,635
Change in unrealized loss on revaluation of digital assets	—	(1,574)	—	(357)
Balance of digital assets including restricted digital assets as of September 30,	1,658	189,211	1,147	72,629
Less: Restricted digital assets as of September 30, **	(157)	(17,933)	—	—
Balance of digital assets excluding restricted digital assets as of September 30,	1,501	171,278	1,147	72,629

* Management estimates the fair value of Bitcoin earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase Prime on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under ASC 820, Fair Value Measurement.

** Restricted digital assets comprise of 157 Bitcoin for the Bitcoin payment (“Bitcoin Pledged”) to a third party as deposits for Miners presented as restricted digital assets. As the Company has the right to redeem the Bitcoin Pledged, the ability of the third party to control the asset is limited, and the Bitcoin Pledged does not meet the definition of a sale. Refer to Note 8, 11 and 16 for more details.

NOTE 7:	INVENTORIES

	As of September 30,	As of December 31,
	2025	2024
Waste, limestone and fuel oil*	4,538	—
Electronic and networking components	2,441	1,137
	6,979	1,137

* On the Acquisition Date, inventories from the Stronghold business combination amounted to $3,269. Refer to Note 3 for more details.

16	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	DERIVATIVE ASSETS AND LIABILITIES

Bitcoin option and selling contracts

The Company purchased Bitcoin option contracts that provide it the right, but not the obligation, to sell digital assets at a fixed price. The Company also entered into contracts and earned premiums by agreeing to sell Bitcoin if the Bitcoin price reached specific targets.

Bitcoin Redemption Options and redemption obligations

Beginning in November 2024, the Company entered into purchase orders of Miners with a supplier which allows the Company to pay for the Miners in cash, Bitcoin or a combination of both. In the event that the Company elects to pay using Bitcoin (Bitcoin Pledged, as defined in Note 6) either full or partial, the Company has the option to redeem the Bitcoin Pledged at the price originally pledged in four quarterly installments (“Bitcoin Installments”) within 12 months after the redemption period starts. The redemption period starts when the Miners are shipped. If the Company elects not to redeem one of the Bitcoin Installments, the Company forfeits the right to redeem the remaining Bitcoin Installments. The right to redeem the Bitcoin (“Bitcoin Redemption Option”) meets the definition of an embedded derivative.

In November 2024, the Company paid for the Miners ordered using 351 Bitcoin valued at $33,230, i.e. 351 Bitcoin Pledged. On initial recognition, the Company recorded derivative assets of $1,349 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners were not yet shipped. On January 30, 2025, the Company exercised its option to redeem the first installment of the Bitcoin Pledged and redeemed 87 Bitcoin for $8,308.

On March 12, 2025, an exchange agreement (“’2025 Miners Swap Order”) was entered into to return 4,160 Bitmain T21 Miners. In consideration for the returned products, Bitmain provided the Company with a $9,484 credit. Simultaneously, the Company placed a purchase order for 3,660 Bitmain S21+ Miners at a purchase price of $11,858. The Company has the option to pay the net amount of $2,374 in cash or in Bitcoin. On March 13, 2025, the Company paid the net $2,374 in Bitcoin which can be redeemed on a quarterly basis, i.e. 29 Bitcoin Pledged. On initial recognition, the Company recorded derivative assets of $393 with a corresponding reduction in long-term deposit and equipment prepayments as the Miners had not yet been shipped.

A redemption obligation was recognized for the remaining Bitcoin Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the Bitcoin Pledged for cash or use the Bitcoin Pledged for the purchase of the Miners. As of September 30, 2025, the redemption obligation amounted to $15,339, which represented the value of Miners delivered, for which Bitcoin payments were made, and reduced by the value of the Bitcoin redeemed.

No redemption obligation was recognized as of December 31, 2024, as the Miners ordered, for which the deposit payment in Bitcoin was made, had not yet been shipped.

17	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

Bitcoin Redemption Options and redemption obligations (Continued)

The following table summarizes the Bitcoin Redemption Options:

	As of September 30,
	2025
	Quantity of restricted Bitcoin	Redemption Obligation
November 2024 Order	351	33,230
Redemption of Bitcoin	(262)	(24,923)
March 2025 Swap Order	29	2,374
Redemption of Bitcoin	(15)	(1,187)
July 2025 Swap Order	54	5,845
Redemption of Bitcoin	—	—
	157	15,339

In November 2024, the Company paid for the Miners ordered (“November 2024 Order”) using 351 Bitcoin valued at $33,230 (i.e., 351 Bitcoin Pledged). On initial recognition, the Company recognized a derivative asset of $1,349 with a corresponding reduction in long-term deposits and equipment prepayments as the Miners were not yet shipped. During the nine months ended September 30, 2025, the Company exercised its option to redeem the first three installments of the Bitcoin pledged and redeemed an aggregate 262 Bitcoin for $24,923. Subsequently, in October 2025, the Company exercised the fourth and last Bitcoin Installment of the November 2024 Order. Refer to Note 24 for more details.

In March 2025, an exchange agreement (“March 2025 Swap Order”) was entered into to exchange Miners for which the Company paid $2,374 in Bitcoin which can be redeemed on a quarterly basis (i.e., 29 Bitcoin Pledged). On initial recognition, the Company recognized a derivative asset of $393 with a corresponding reduction in long-term deposits and equipment prepayments as the Miners had not yet been shipped. During the nine months ended September 30, 2025, the Company exercised its option to redeem the first and second installments of the Bitcoin Pledged and redeemed 15 Bitcoin for $1,187. Subsequently, in October 2025, the Company exercised the third and fourth Bitcoin Installments of the March 2025 Swap Order. Refer to Note 24 for more details.

In July 2025, an exchange agreement (“July 2025 Swap Order”) was entered into to exchange Miners for which the Company paid $5,966 in Bitcoin which can be redeemed on a quarterly basis (i.e., 54 Bitcoin Pledged). On initial recognition, the Company recognized a derivative asset of $679 with a corresponding reduction in assets “held for sale”. During the three and nine months ended September 30, 2025, no option to redeem Bitcoin was exercised. Subsequently, in October 2025, the Company exercised the first Bitcoin Installment of the July 2025 Swap Order. Refer to Note 24 for more details.

Refer to Note 6, Note 16 and Note 24 for more details.

The following table summarizes the derivatives and reconciles the fair value measurement, which are classified within Level 2 of the fair value hierarchy:

	As of September 30,			As of December 31,
	2025			2024
	nine-month period			twelve-month period
	Bitcoin redemption options	Bitcoin option and selling contracts		Bitcoin redemption options	Bitcoin option and selling contracts
	Derivative Assets	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Assets	Derivative Liabilities
Balance as of January 1,	3,418	—	(128)	—	1,281	—
Initial recognition	1,071	—	—	1,349	—	—
Purchases	—	85,898	64,795	—	13,610	351
Settlement	—	(73,659)	(90,708)	—	(30,762)	(358)
Remeasurement recognized in statement of operations	(1,557)	(12,239)	26,041	2,069	15,871	(121)
Balance as of period end	2,932	—	—	3,418	—	(128)

Total derivative assets	2,932			3,418
Total derivative liabilities	—			(128)

18	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

The following gain (loss) on derivatives is recognized in the condensed consolidated statements of operations:

	Three months ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Gain (loss) on Bitcoin options and selling contracts derivatives
Unrealized change in fair value of outstanding contracts	(458)	(732)	(230)	(1,028)
Realized gain (loss) on settled contracts	13,807	654	14,032	1,305
	13,349	(78)	13,802	277
Gain (loss) on Bitcoin redemption options
Unrealized change in fair value	(3,498)	—	(5,006)	—
Realized gain on settled options	2,324	—	3,449	—
	(1,174)	—	(1,557)	—

Gain (loss) on derivatives assets and liabilities	12,175	(78)	12,245	277

NOTE 9:	ASSETS HELD FOR SALE

As of September 30, 2025 and December 31, 2024, assets “held for sale” and related liabilities consisted of the following:

	As of September 30,	As of December 31,
	2025	2024
Miners	21,184	4,832
Mining electrical components	3,623	1,117
Assets of disposal group classified as held for sale	39,931	128,608
	64,738	134,557
Current portion of assets held for sale	(64,738)	(9,419)
Non-current portion of assets held for sale	—	125,138

As of September 30, 2025 and December 31, 2024, the Company determined it had surplus Miners and Mining electrical equipment that met the criteria as “assets held for sale” under ASC 360-10-45 as of the respective balance sheet dates. These assets were measured at the lower of their carrying amount and fair value less costs to sell at the time of the classification. These surplus assets are not determined to be discontinued operations as their planned sale did not represent a strategic shift on the Company’s operations and financial results.

The fair value of these assets were determined using the market approach, which is based on recent sales prices for similar Miners and equipment. Such fair value measurements are a non-recurring Level 3 measurement under the fair value hierarchy. The key assumption used by Management to determine fair value is the most recent amount contracted with a third party for a comparable Miner or equipment sold.

In addition to surplus Miners and equipment, the Company classified assets in Paraguay which met the criteria as “assets held for sale” during the three months ended September 30, 2025, which have been classified as discontinued operations in the consolidated financial statements, as detailed in this note. The Paraguay disposal group included the Paso Pe Bitcoin data center which met the “held for sale” criteria during the three months ended September 30, 2025 and the Yguazu Bitcoin data center which met the criteria and was sold in the first quarter of 2025. As such, the comparative amounts for the Paraguay Bitcoin data centers were reclassified. Refer to Note 22 for more details.

19	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:	PROPERTY, PLANT AND EQUIPMENT, NET

As of September 30, 2025 and December 31, 2024, property, plant and equipment (“PPE”) consisted of the following:

	As of September 30,	As of December 31,
	2025	2024
BVVE	351,655	335,350
Land and buildings	11,561	5,039
Power plants	101,474	—
Machinery and Equipment	11,075	—
Leasehold improvements	22,620	59,449
Vehicles	5,390	1,754
	503,775	401,592
Accumulated Depreciation	(144,150)	(164,337)
Carrying amount	359,625	237,255

Assets not subject to depreciation

As of September 30, 2025, property, plant and equipment that are not yet placed into service amounted to $3,485 and are not yet subject to depreciation.

Dispositions

In connection with the March 2025 Swap Order, dispositions included the Miners returned to the supplier as of September 30, 2025 with a cost $11,928 and accumulated depreciation of $4,201. Refer to Notes 8 for more details.

20	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:	LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS

	As of September 30,	As of December 31,
	2025	2024
March 2024 Purchase Order	—	34,791
Other BVVE and electrical components	—	2,738
Cash deposits on construction work and materials**	822	2,530
Equipment and construction prepayments*	822	40,059
Insurance prepaids, security deposits for energy and rent	8,905	4,513
Deferred transaction fees - undrawn tranche of the credit facility	1,384	—
	11,111	44,572

*Following the sale of the Yguazu Bitcoin data center, the Company sold $18,321 of long-term deposits and equipment prepayments to HIVE.

** Deposits for construction work and materials mainly related to the United States expansions.

March 2024 Purchase Order

During the first quarter of 2024, the Company ordered 19,369 Bitmain T21 Miners, 3,975 Bitmain S21 Miners and 762 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. In November 2024, the Company amended the March 2024 Purchase Order and upgraded 12,853 Bitmain T21 Miners to 12,853 S21 Pro Miners for $22,654. The amendment had an embedded derivative for the Bitcoin Redemption Option, as described in Note 8, which was initially recognized at a fair value of $1,349, reducing the Company’s Long-term deposits and equipment prepayments. As of September 30, 2025, all Miners on the March 2024 Purchase Order were received and the equipment prepayment amount was nil.

NOTE 12:	REFUNDABLE DEPOSITS

	As of September 30,	As of December 31,
	2025	2024
Refundable Hosting Deposits	—	14,216
Other	350	—
	350	14,216

Refundable Hosting Deposits

In September 2024 and in October 2024, the Company entered into two Miner hosting agreements (the “Panther Creek Hosting Agreement” and the “Scrubgrass Hosting Agreement”) with Stronghold Digital Mining Hosting, LLC, a subsidiary of Stronghold, which commenced on October 1, 2024 and November 1, 2024, respectively. In connection with the execution of these two Miner Hosting Agreements, the Company made two deposits of $7,800 each with Stronghold (the “Panther Creek Refundable Deposit” and “Scrubgrass Refundable Deposit”, collectively, the “Refundable Hosting Deposits”). The Refundable Hosting Deposits bear an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “Annual Interest Rate”). The Refundable Hosting Deposits were initially planned to be repaid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the Refundable Hosting Deposits. Refer to Note 16 for more details on the financial instruments details.

21	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	As of September 30,	As of December 31,
	2025	2024
Accounts payable and accrued expenses*	36,074	21,813
Government remittances payable	23,010	3,736
Obligation to return Miners	9,120	—
Bitcoin option and selling contracts payable	193	243
	68,397	25,792

* On the Acquisition Date, additions from the business combination amounted to $23,488 for accounts payable and accrued expenses. Refer to Note 3 for more details.

Government Remittances

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection (“CBP”) challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to CBP in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. In 2024, the Company paid $180 of the custom duties resulting in an amount of $9,244 related to the potential assessment.

In August 2025, the Company received a response letter from the CBP indicating that customs duties are required under the circumstances. During the three and nine months ended September 30, 2025, the Company recognized a payable of $11,882 with a corresponding expense of $9,244 recognized in costs of revenues relating to the customs duties and $2,658 recognized in other expense (income) relating to interest. Subsequently, in October 2025, the Company paid the $11,882 to the CBP.

Obligation to return Miners

In connection with the July 2025 Swap Order as described in Note 8, liabilities related to assets “held for sale” amounted to $9,120 as of September 30, 2025 (December 31, 2024: nil). As of September 30, 2025, the Company received all the Miners from the supplier in the exchange swap. However, as of that date, the Company had not yet completed the return of all Miners that it had previously agreed to send back in the exchange, resulting in a non-cash obligation of $9,120 to the supplier, which is recognized based on the value of the credit received for the Miners exchanged. The Miners that were received in the exchange were classified as assets “held for sale” (refer to Note 9) and were subsequently returned to the supplier in October 2025.

22	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:	LONG-TERM DEBT

The Company’s long-term debt is as follows:

	As of September 30,	As of December 31,
	2025	2024
Building financing	1,679	1,576
Equipment financing	1,359	—
Credit Facility	51,917	—
Unamortized transaction costs and warrants	(3,471)	—
Total long-term debt, net of transaction cost and warrants	51,484	1,576
Current portion of long-term debt	(607)	(146)
Non-current portion of long-term debt	50,877	1,430

Movement in long-term debt is as follows:

	As of September 30,	As of December 31
	2025	2024
Balance as of January 1,	1,576	4,022
Issuance of long-term debt	50,772	1,695
Addition from business combination	880	—
Repayments	(1,480)	(4,435)
Interest on long-term debt	3,162	294
Transaction costs and warrants	(4,503)	—
Amortization of transaction costs and warrants	1,017	—
Foreign exchange	60	—
Balance as of period end	51,484	1,576

Credit Facility

In April 2025, the Company signed a credit facility for up to $300,000 (the “Credit Facility”) with Macquarie.

Initial Tranche

An initial $50,000 was drawn (the “Initial Tranche”), bearing interest at 8% per annum, with monthly payments and a term of two years. Interest for the first three months was paid in kind and added to the loan. The payments shall be solely interest until the Initial Tranche maturity date, April 1, 2027, at which time the principal debt of $50,000 and interest paid in kind will be payable in full. The EIR of the Credit Facility as of September 30, 2025 was 17.9%. The agreement specified a minimum base return of 25% and can be reduced to 9% depending on when principal payments are made (i.e., before end of term). In connection with the Initial Tranche, Macquarie received 5,330,946 warrants convertible for common shares of the Company with an initial fair value of $2,900 recognized as equity warrants. Refer to Note 16 for more details. The $50,000 proceeds from the Initial Tranche were allocated to the equity warrants and debt based on their relative fair values. Therefore, a discount on debt of $2,711 is deducted from the carrying amount of the debt and is amortized over the term of the Initial Tranche.

23	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:	LONG-TERM DEBT (Continued)

Credit Facility (Continued)

Second Tranche

An additional $250,000 (“Second Tranche”) will be made available to the Company if and as it achieves specific development milestones at the Panther Creek, Pennsylvania, United States location and contributes $50,000 in kind or in cash to Macquarie as collateral.

Subsequently, in October 2025, the Company converted the entirety of the loan into a $300,000 project debt facility for the development of the Panther Creek property and secured at the project level with a parent company guarantee. The Initial Tranche was rolled into the project debt facility and the facility is subject to new terms and restrictions from those of the Initial Tranche. Refer to Note 24 for more details.

Transaction costs

Transaction costs of $3,161 relating to agent fees and legal fees were capitalized. The Company prorated the transaction costs between the Initial and Second Tranche, allocating $1,777 and $1,384 to each, respectively. The transaction costs allocated to the Initial Tranche were deducted from the carrying amount of the debt and the transaction costs allocated to the Second Tranche were capitalized to Long-term deposits and equipment prepayments which will begin amortization once the Second Tranche is drawn.

Covenants and restrictions under the Initial Tranche

The Credit Facility for the Initial Tranche includes various financial and non-financial covenants for the Company and its subsidiaries including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions and investments. The Company is also required to maintain a restricted cash balance of $25,000 in a designated account for the Initial Tranche.

As of October 31, 2025, the most recently completed calendar month, the Company was in compliance with the covenants of its Credit Facility.

24	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 15:	SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value and are fully paid. Each share entitles the holder to one vote per share and to receive equally any dividends declared by the Company and the remaining property and assets of the Company in the event Bitfarms undergoes a liquidation, dissolution or winding up.

The following table details the movement of the number of common shares:

	Nine Months Ended September 30,
	2025	2024
Outstanding, January 1,	479,332,885	334,153,330
Issuance through at-the market equity offering program	19,171,142	109,323,321
Issuance through business combination	59,866,609	—
Share buyback and cancellation	(7,807,141)	—
Exercise of stock options	7,254,449	2,448,148
Settlement of share awards	1,543,320	—
Issuance of common shares related to right-of-use asset	—	1,532,745
Exercise of warrants	1,176,783	5,111,111
Settlement of restricted share units	2,469,700	366,666
Outstanding, September 30,	563,007,747	452,935,321

At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an ATM Program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000.

During the nine months ended September 30, 2025, the Company issued 19,171,142 common shares in exchange for gross proceeds of $39,283 at an average share price of approximately $2.05. The Company received net proceeds of $38,043 after paying commissions of $1,178 to the sales agent and $61 in other transaction costs.

Corporate Share Buyback Program

On July 22, 2025, the Company announced that the TSX had approved a normal course issuer bid (“NCIB”), under which the Company may repurchase up to 49,943,031 of its common shares, representing approximately 10% of the Company’s public float as of July 14, 2025.

Purchases under the NCIB commenced on July 28, 2025, and will terminate no later than July 27, 2026. All common shares purchased on the TSX or Nasdaq under the NCIB will be cancelled. The Company has entered into an automatic repurchase arrangement with a designated broker to facilitate repurchases under the NCIB, including during pre-determined blackout periods. The timing and number of shares repurchased will be determined by Management based on market conditions.

During the three and nine months ended September 30, 2025, the Company repurchased 7,807,141 common shares for cancellation through the Corporate Share Buyback Program in exchange for $9,877 at an average share price of approximately $1.27 and paid $79 of commissions to the purchasing agent.

25	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 15:	SHARE CAPITAL (Continued)

Equity warrants

Details of the outstanding number of warrants are as follows:

	Nine months ended September 30,
	2025		2024
	Number of warrants	Weighted Average Exercise Price (USD)	Number of warrants	Weighted Average Exercise Price (USD)
Outstanding, January 1,	10,841,482	1.19	35,009,390	2.83
Granted	18,224,596	1.20	—	—
Exercised	(1,222,222)	1.18	(5,111,111)	1.17
Expired	—	—	(19,056,797)	4.21
Outstanding, September 30,	27,843,856	1.20	10,841,482	1.19

The weighted average contractual life of the warrants as of September 30, 2025, was 3.8 years (December 31, 2024 and 2023: 1.9 years and 1.6 years, respectively).

In February 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 Private Placement were exercised resulting in the issuance of 5,111,111 common shares for proceeds of approximately $5,986.

On March 11, 2024, 25,000 warrants relating to the acquisition of the Garlock building in Sherbrooke, Québec, Canada issued during 2022 expired. These warrants were recognized as equity instruments.

On March 14, 2025, the Company issued 12,893,650 warrants at an average exercise price of $1.30 as part of the consideration paid to acquire Stronghold. The total value was $11,477 using the Black-Scholes valuation model. Refer to Note 3. The warrants are convertible for a fixed number of common shares of the Company, which are classified as equity instruments.

In April 2025, in connection with the Credit Facility, the Company granted Macquarie 5,330,946 warrants (the “2025 Warrants”) with an exercise price of $1.17. The holder has the right to exercise the warrants before 2030 to subscribe for and purchase common shares from the Company. These warrants are classified as equity instruments.

In September 2025, 1,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 1,111,111 common shares for proceeds of approximately $1,307. In addition, 111,111 broker warrants were exercised on a cashless basis in exchange for 65,672 common shares.

26	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 15:	SHARE CAPITAL (Continued)

Equity warrants (Continued)

The Black-Scholes option-pricing model utilized the following weighted-average assumptions to determine the initial fair value of the warrants granted during the nine months ended September 30, 2025:

Dividend yield (%)	—%
Expected share price volatility (%)*	99%
Risk-free interest rate (%)	4.08%
Expected life of warrants (years)	5.68
Share price (CAD)	$1.12
Exercise price (USD)	$1.26
Fair value of warrants (USD)	$0.79
Number of warrants issued	18,224,596

* Expected share price volatility is estimated based on a combination of the Company’s stock price and Bitcoin price data.

27	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

 The following table presents the fair values of the Company’s financial instruments and their level within the fair value hierarchy:

		As of September 30,	As of December 31,
Measurement		2025	2024
Financial assets at amortized cost
Cash	Level 1	86,952	59,542
Restricted cash	Level 1	25,000	—
Accounts receivable, net	Level 2	3,274	1,259
Other receivables	Level 2	2,826	1,387
Security deposits for energy	Level 2	5,157	7,740
Refundable Hosting Deposits	Level 2	—	14,216
Other refundable deposits	Level 3	350	—
Financial assets at fair value through profit and loss
Derivative assets	Level 2	2,932	3,418
Total fair value of financial assets		126,491	87,562

Financial liabilities at amortized cost
Accounts payable and accrued expenses	Level 2	36,267	22,158
Redemption obligation	Level 2	15,339	—
Long-term debt*	Level 2	55,438	1,576
Financial liabilities at fair value through profit and loss
Derivative liabilities	Level 2	—	128
Total fair value of financial liabilities		107,044	23,862
Net fair value		19,447	63,700

* The Credit Facility is recognized at amortized cost using the EIR method. Its carrying amount amounted to $48,446 as of September 30, 2025, whereas its fair value, which is based on discounted cash flows using a current borrowing rate, amounted to $52,400.

There were no transfers between Level 1, 2 or 3 of the fair value hierarchy during the nine months ended September 30, 2025 and year ended December 31, 2024.

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also measures certain assets and liabilities at fair value on a non-recurring basis. The Company’s long-lived assets, including intangible assets, operating lease right-of-use assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are measured at fair value only when an impairment loss is recognized.

The carrying amounts of cash, restricted cash, accounts receivable, net, other receivables, security deposits for energy, Refundable Hosting Deposits, other refundable deposits, receivable from disposal of business, accounts payable and accrued expenses and redemption obligations presented in the table above are a reasonable approximation of their fair value due to their short-term maturity or they are valued using the income approach valuation technique.

28	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Derivatives assets and liabilities

The fair value of derivatives is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the condensed consolidated balance sheets when there is an outstanding contract at period end. The derivatives are measured at fair values on a recurring basis.

i.	Bitcoin option and selling contracts (derivatives)

Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as Bitcoin option futures to estimate the fair value of option contracts at each reporting date. Refer to Note 8 for more details.

ii.	Bitcoin Redemption Options (embedded derivatives)

The purchase order agreements explained in Note 8 provide the Company with the option to redeem the Bitcoin Pledged at a market price determined when the Bitcoin was first pledged (“Agreed Bitcoin Price”).

The right to redeem the Bitcoin Pledged meets the definition of an embedded derivative as the derivative is embedded in the non-financial contract is not closely related to the economic characteristics and risks of the host non-financial contract. The fair value of the embedded derivative is determined using a combination of the Monte Carlo simulation model to simulate future price of Bitcoin prices based on probability factors and the Black-Scholes Model to estimate the value of each Bitcoin Redemption Option.

At each reporting date, the fair value is determined by multiplying the number of redeemable Bitcoin pledged by the present value of the difference between the Agreed Bitcoin Price and the simulated spot price of Bitcoin, while considering the likelihood of exercising the quarterly installments. Change in fair value is recognized to Other expense.

Refundable deposits

The refundable deposits are measured at amortized cost using the EIR method and are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement. The valuation technique used is the income approach (discounted future cash flows). Refer to Note 12 for more details.

i.	Refundable Hosting Deposits

The Refundable Hosting Deposits are accounted for as financial assets and measured at fair value on initial recognition based on the contractual right to receive each refundable hosting deposit plus interest at the end of the term. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek and the Scrubgrass Hosting Agreements were terminated, settling the Refundable Hosting Deposits.

29	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

ii.	Security deposits for energy

The security deposits for energy consumption related to the operational Paso Pe and in-construction Yguazu data centers in Paraguay, for which the undiscounted amounts represented $5,931 and $3,379, respectively, as of December 31, 2024. As of September 30, 2025, both amounts were nil as the Paso Pe Bitcoin data center was classified as assets of disposal group “held for sale” with a carrying amount of $5,157 (refer to Note 9 and 17 for more details) and the Yguazu Bitcoin data center was disposed on March 17, 2025. The remaining deposit has an EIR of 6% over an approximately three-year period.

The following table details the movement in the refundable deposits:

	Panther Creek	Scrubgrass	Refundable Hosting Deposits	Security deposits for energy	Other	Total
Balance as of January 1, 2024	—	—	—	277	—	277
Additions	7,800	7,800	15,600	9,034	—	24,634
Initial loss on recognition	(675)	(258)	(933)	(1,571)	—	(2,504)
Fair value at initial recognition	7,125	7,542	14,667	7,740	—	22,407
Interest income	261	103	364	—	—	364
ECLs	(409)	(406)	(815)	—	—	(815)
Balance as of December 31, 2024 before reclassification to assets “held for sale”	6,977	7,239	14,216	7,740	—	21,956
Presented as non-current assets “held for sale”	—	—	—	(7,740)	—	(7,740)
Balance as of December 31, 2024	6,977	7,239	14,216	—	—	14,216

Addition from business combination	—	—	—	—	350	350
Interest Income	187	126	313	226	—	539
Gain on settlement	603	342	945	—	—	945
Derecognition	(7,767)	(7,707)	(15,474)	(2,809)	—	(18,283)
Balance as of September 30, 2025 before reclassification to assets “held for sale”	—	—	—	5,157	350	5,507
Presented as current assets “held for sale”	—	—	—	(5,157)	—	(5,157)
Balance as of September 30, 2025	—	—	—	—	350	350

30	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	DISCONTINUED OPERATIONS

In 2025, the Company began a significant transformation of its corporate strategy, exiting its Latin American Bitcoin Mining operations in Paraguay and Argentina to fully concentrate on the U.S. and Canadian HPC infrastructure market. As a result of these strategic decisions, the Company classified certain of its Latin American asset group as “held for sale” and its operations as discontinued operations.

Argentina’s operations as discontinued operations

In the second quarter of 2025, the Company’s energy supplier halted the supply of electricity to the Company’s Rio Cuarto, Argentina Bitcoin data center. Following this event, on August 11, 2025, the Company determined that it would discontinue and abandon its operations in Rio Cuarto, Argentina. The Company negotiated to eliminate its asset retirement obligation and reduced the reserved power to a minimum. As of September 30, 2025, the Argentina’s operations were abandoned and classified as a discontinued operation. As these operations represent an asset group that was abandoned, it is not classified as “held for sale”.

Since the second quarter of 2025, the Company classified certain assets as “held for sale when the criteria for such classification were met”. As of September 30, 2025, the Company had $5,224 of assets classified as “held for sale”, primarily related to its discontinued operations in Argentina. These assets mainly related to electrical components and BVVE.

Paraguay’s operations as discontinued operations and assets held for sale

During the first quarter of 2025, the Company finalized the sale of its Yguazu Bitcoin data center in Paraguay. During the three months ended September 30, 2025, Management determined that the Paso Pe facility met the criteria to be classified as “held for sale”, and all operations in Paraguay were classified as discontinued operations as the Company makes a strategic shift towards HPC data center projects in North America. The sale of the Paso Pe Bitcoin data center is anticipated to close within twelve months from the reporting date.

31	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	DISCONTINUED OPERATIONS (Continued)

Paraguay’s operations as discontinued operations and assets held for sale (Continued)

Sale of the Yguazu Bitcoin data center

On March 17, 2025, the Company completed the sale of its 200 MW Bitcoin data center under development in Yguazu, Paraguay to HIVE Digital Technologies Ltd. (“HIVE”) pursuant to a binding letter of Intent (“LOI”) originally signed on January 24, 2025, which was superseded by a share purchase agreement dated as of March 17, 2025. The transaction involved the sale of the Company’s 100% ownership stake in the Yguazu Bitcoin data center.

The total consideration and the transaction details are as follows:

As of March 17
2025

Consideration
Advance received in January 2025 upon signing the LOI	20,000
Cash received upon closing	12,038
Receivable over 6 equal monthly payments following the closing date*	31,000
Other costs assumed by HIVE	222
Total consideration	63,260

Net assets transferred
Current assets	2,590
Property, plant and equipment	34,006
Intangible asset	309
Long-term deposits and equipment prepayments	18,321
Security deposit for energy	2,809
Total net assets transferred	58,035
Gain on disposal of subsidiary	5,225

* As of September 30, 2025, the $31,000 interest-free receivable was fully collected.

Financial information of discontinued operations and assets held for sale

i.	Assets classified as held for sale

The following table presents the components of the assets or disposal groups that met the criteria for classification as “assets held for sale” as of September 30, 2025 or December 31, 2024. The Paraguay disposal group included the Paso Pe Bitcoin data center, which met the criteria for classification as “held for sale” during the third quarter of 2025, and the Yguazu Bitcoin data center which, met the criteria and was sold in the first quarter of 2025.

Certain prior period amounts as of December 31, 2024 have been reclassified to conform to the current-period presentation. The presentation of certain assets as non-current as of December 31, 2024 reflects their presentation prior to meeting the criteria for “held for sale” and is presented for comparative purposes only.

	As of September 30,	As of December 31,
	2025	2024

Other assets	1,287	3,427
Inventories - electronic and networking components	348	43
Miners and Mining electrical components included in assets held for sale	4,011	—
Property, plant and equipment	28,281	105,297
Finance lease right-of-use assets, net	—	306
Long-term deposits and equipment prepayments - equipment and	847	11,795
Refundable deposits - security deposits for energy	5,157	7,740
	39,931	128,608
Current portion of assets “held for sale”	(39,931)	(3,470)
Non-current portion of assets “held for sale”	—	125,138

During the three and nine months ended September 30, 2025, as a result of the reclassification of the assets of the Paso Pe facility as assets “held for sale”, the Company recognized an impairment loss of $26,962 to write down these assets to their estimated fair value less costs to sell.

32	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	DISCONTINUED OPERATIONS (Continued)

Financial information of discontinued operations and assets held for sale (Continued)

ii.	Results of the discontinued operations

The combined results of the Argentina and Paraguay operations are presented below:

	Three months ended September 30,
	2025			2024
	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Revenues*	—	14,416	14,416	6,033	11,748	17,781
Cost of revenues	(343)	(12,674)	(13,017)	(12,759)	(14,788)	(27,547)
Gross (loss) profit	(343)	1,742	1,399	(6,726)	(3,040)	(9,766)

Operating expenses
General and administrative expenses	(1,369)	(1,071)	(2,440)	(1,848)	(456)	(2,304)
Gain (loss) on disposition of property, plant and equipment and deposits	1,837	(16)	1,821	(877)	14	(863)
Impairment of long-lived assets and deposits	(1,432)	(26,962)	(28,394)	—	—	—
Operating loss	(1,307)	(26,307)	(27,614)	(9,451)	(3,482)	(12,933)
Total other (expenses) income	(108)	183	75	714	(269)	445
Loss before income taxes	(1,415)	(26,124)	(27,539)	(8,737)	(3,751)	(12,488)

Income tax expenses	—	(219)	(219)	—	(96)	(96)
Loss from discontinued operations	(1,415)	(26,343)	(27,758)	(8,737)	(3,847)	(12,584)

	Nine months ended September 30,
	2025			2024
	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Revenues*	10,612	38,647	49,259	25,588	15,608	41,196
Cost of revenues	(14,171)	(36,758)	(50,929)	(31,646)	(20,939)	(52,585)
Gross loss	(3,559)	1,889	(1,670)	(6,058)	(5,331)	(11,389)
Operating expenses
General and administrative expenses	(4,370)	(2,525)	(6,895)	(4,672)	(744)	(5,416)
Gain (loss) on disposition of property, plant and equipment and deposits	1,923	(12)	1,911	(740)	971	231
Impairment of long-lived assets and deposits	(35,128)	(26,962)	(62,090)	—	—	—
Operating loss	(41,134)	(27,610)	(68,744)	(11,470)	(5,104)	(16,574)
Total other income (expenses)	278	231	509	1,538	(349)	1,189
Loss before income taxes	(40,856)	(27,379)	(68,235)	(9,932)	(5,453)	(15,385)
Income tax (expenses) recovery	(1)	(412)	(413)	276	(110)	166
Loss after income tax	(40,857)	(27,791)	(68,648)	(9,656)	(5,563)	(15,219)
Gain on disposition of Yguazu Bitcoin data center	—	5,225	5,225	—	—	—
Loss from discontinued operations	(40,857)	(22,566)	(63,423)	(9,656)	(5,563)	(15,219)

*Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers.

33	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:	DISCONTINUED OPERATIONS (Continued)

Financial information of discontinued operations and assets held for sale (Continued)

ii.	Results of the discontinued operations (Continued)

Extinguishment of asset retirement obligations

On August 8, 2025, the Company entered into an agreement with Generación Mediterránea S.A. (“GMSA”) to eliminate the Company’s asset retirement obligation for the leased property in Argentina. As a result of this agreement, the Company’s extinguished an asset retirement obligation of $1,753 and derecognized the related property, plant and equipment of $42, resulting in a gain of $1,711. This gain was recognized within net loss from discontinued operations during three and nine months ended September 30, 2025.

Impairment

Impairment on Argentina asset group in the first quarter of 2025

During the first quarter of 2025, due to indicators of impairment that included the decline of the Company’s market capitalization and Bitcoin price, the Company performed recoverability tests for operating Bitcoin data centers in Canada, United States, Paraguay and Argentina. The Company also experienced an increase in gas prices which affected the Company’s cost of energy in Argentina.

In performing a recoverability test, the Company calculated the sum of the estimated undiscounted future cash flows from continued use and eventual disposition for the Argentina asset group, and determined it was lower than its carrying amount, therefore the Argentina asset group was not recoverable, and an impairment loss in the amount of $17,504 was recognized to write down the carrying amount of the asset group to its fair value.

To measure the impairment loss, fair value was determined using an income approach under ASC 820 based on a discounted cash flow model incorporating management’s estimates of future cash flows, expected Bitcoin prices, projected operating expenses, and a market-based discount rate. Due to the use of significant unobservable inputs, the fair value measurement was classified within Level 3 of the fair value hierarchy.

Impairment in Argentina asset group in the second quarter of 2025

Management considered the suspension of the cryptocurrency Mining activities in Argentina as an indicator of impairment and performed a recoverability test for its operating Bitcoin data center in Argentina. The sum of the estimated undiscounted future cash flows for the Argentina asset group was determined to be lower than its carrying amount, therefore the Argentina asset group is not recoverable and an impairment loss in the amount of $14,872 was recognized to write down the carrying amount of the asset group to its fair value less cost to sell.

Fair value was determined using an income approach under ASC 820 based on a discounted cash flow model as previously described above.

Impairment of assets during the third quarter of 2025

Additional impairment loss of $1,432 was recognized to write down the carrying amount of certain assets to their fair value less cost to sell in the third quarter of 2025.

34	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17: DISCONTINUED OPERATIONS (Continued)

Financial information of discontinued operations and assets held for sale (Continued)

ii.	Results of the discontinued operations (Continued)

Impairment

Impairment of Paraguay asset group in the third quarter of 2025

During the third quarter of 2025, upon classifying the assets of its Paso Pe operations as held for sale, the Company assessed their value at fair value less costs to sell which resulted in an impairment loss of $26,962 on its Paraguay operations.

The following table summarizes the impairment loss of the Argentina and Paraguay operations:

	Q1 2025	Q2 2025	Q3 2025			Q3 2025
	Three-month periods					Nine-month period
	Argentina	Argentina	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Other assets	—	—	—	(314)	(314)	—	(314)	(314)
Miners “held for sale”	(1,320)	—	—	—	—	(1,320)	—	(1,320)
Property, plant and equipment	(17,249)	(13,442)	637	(25,847)	(25,210)	(30,054)	(25,847)	(55,901)
ROU assets	(74)	—	—	(161)	(161)	(74)	(161)	(235)
Security deposits for energy	(181)	(1,430)	(2,069)	—	(2,069)	(3,680)	—	(3,680)
Intangible asset	—	—	—	(640)	(640)	—	(640)	(640)
	(18,824)	(14,872)	(1,432)	(26,962)	(28,394)	(35,128)	(26,962)	(62,090)

iii.	Cash flow information

The net cash flows of the Argentina and Paraguay operations are as follows:

	Nine months ended September 30,
	2025			2024
	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Net change in cash related to operating activities	(1,644)	(19,208)	(20,852)	(15,619)	(2,127)	(17,746)
Net change in cash related to investing activities	1,724	19,271	20,995	16,019	3,339	19,358
Net change in cash related to financing activities	(92)	(160)	(252)	(142)	(146)	(288)
Net change in cash generated by the discontinued operations	(12)	(97)	(109)	258	1,066	1,324

35	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	LOSS PER SHARE

The following table presents the computation of basic and diluted loss per share from continuing operations:

	Three months ended September 30,		Nine months ended September 30,
From continuing operations:	2025	2024	2025	2024
Numerator:
Loss from continuing operations	(11,009)	(26,412)	(36,398)	(48,920)

Denominator:
Denominator for basic loss per share - weighted average shares outstanding	556,539,628	448,711,912	537,721,978	396,423,169

Loss from continuing operations per common share attributable to common shareholders
Basic and diluted	(0.02)	(0.06)	(0.07)	(0.12)

36	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:	LOSS PER SHARE (Continued)

The following table presents the computation of basic and diluted loss per share from discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
From discontinued operations:	2025	2024	2025	2024
Numerator:
Loss from discontinued operations	(27,758)	(12,584)	(63,423)	(15,219)

Denominator:
Denominator for basic loss per share - weighted average shares outstanding	556,539,628	448,711,912	537,721,978	396,423,169

Loss per common share attributable to common shareholders
Basic and diluted	(0.05)	(0.03)	(0.12)	(0.04)

For the three and nine months ended September 30, 2025 and 2024, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive.

The following table presents potentially dilutive securities that are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Options	2,672,519	5,619,947	3,126,171	6,457,404
Warrants	11,150,547	5,376,281	1,148,776	6,061,257
RSUs	4,488,745	1,035,821	4,179,334	850,803
PSUs	3,924,443	—	1,322,523	—
Share awards	—	—	650,116	—
	22,236,254	12,032,049	10,426,920	13,369,464

37	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	STOCK-BASED COMPENSATION

Stock-based compensation expense is recognized within general and administrative expenses in the consolidated statements of operations. The stock-based compensation expense related to stock options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and share awards for employees, directors, consultants and former employees received were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Options	1,434	4,031	4,928	7,073
RSUs	851	839	3,196	1,750
PSUs	566	—	566	—
Share awards	—	—	1,713	—
	2,851	4,870	10,403	8,823

Long-Term Incentive Plan (“2025 LTIP”)

The 2025 LTIP Plan was adopted in July 2025 and provides the Company the ability to grant various share-based compensation such as, but not limited to, Options, RSUs and PSUs. The 2025 LTIP is a 10% rolling plan, permitting the issuance of up to 10% of the Company’s outstanding shares in respect of the awards granted.

Options

Under 2025 LTIP

During the nine months ended September 30, 2025, the Board approved Options grants to purchase 1,572,500 common shares in accordance with the 2025 LTIP (nine months ended September 30, 2024: nil common shares). All Options issued according to the 2025 LTIP become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

38	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	STOCK-BASED COMPENSATION (Continued)

Options (Continued)

Under 2021 LTIP

During the nine months ended September 30, 2025, the Board approved Options grants to purchase 2,536,227 common shares in accordance with the 2021 Long-Term Incentive Plan (the “2021 LTIP “) adopted on May 18, 2021 (nine months ended September 30, 2024: 8,410,000 common shares). All Options issued according to the 2021 LTIP become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. As part of the options granted during the nine months ended September 30, 2025, the Company granted 302 Options to certain employees of Stronghold as part of the business combination described in Note 3.

Details of the outstanding Options are as follows:

	Nine months ended September 30,
	2025		2024
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	26,865,764	2.64	20,939,387	2.41
Granted	4,108,727	1.68	8,410,000	2.99
Exercised	(7,254,449)	1.97	(2,448,148)	1.50
Forfeited	(1,599,502)	2.53	(105,000)	2.95
Expired	(55,000)	3.25	(296,250)	5.90
Outstanding, September 30,	22,065,540	2.69	26,499,989	2.64
Exercisable, September 30,	14,973,995	2.66	11,251,873	1.79

The weighted average remaining contractual life of the outstanding Options as of September 30, 2025 was 3.3 years (September 30, 2024: 3.9 years).

The assumptions used to value the stock option grants using the Black-Scholes model are as follows:

Grant date	January 10, 2025	April 3, 2025	August 15, 2025	September 9, 2025
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)*	80%	79%	75%	75%
Risk-free interest rate (%)	4.46%	3.68%	3.73%	3.48%
Expected life of stock options (years)	3	3	3	3
Share price (CAD)	$2.27	$1.16	$1.75	$2.19
Exercise price (CAD)	$2.27	$1.16	$1.75	$2.19
Fair value of options (USD)	$0.79	$0.41	$0.64	$0.91
Vesting period (years)	1.5	1.5	1.5	1.5
Number of options granted	540,000	1,996,227	150,000	1,422,500

* Expected share price volatility is estimated based on a combination of the Company’s stock price and Bitcoin price data.

39	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	STOCK-BASED COMPENSATION (Continued)

RSUs

Details of the RSUs are as follows:

	Nine months ended September 30,
	2025		2024
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	897,666	3.61	624,998	4.05
Granted	6,333,878	1.42	706,000	3.27
Settled	(2,469,700)	2.22	(366,666)	3.62
Forfeited	(10,500)	1.59	—	—
Outstanding, September 30,	4,751,344	1.42	964,332	3.64

Under the 2025 LTIP

During the nine months ended September 30, 2025, the Board approved the grant of 3,550,453 RSUs to certain members of Management which vest 1/3 annually over three years.

Under the 2021 LTIP

During the nine months ended September 30, 2025, the Company granted 1,890,000 RSUs to certain employees and executive Management of Stronghold as part of the business combination described in Note 3. 1,631,700 RSUs were fully vested upon grant and 258,300 RSUs vest approximately 17% every 3 months. In addition, the Company granted 893,425 RSUs to the independent directors of the Board. These RSUs fully vest in 9 months. The fair value of the RSUs is based on the Company’s share price at the date of grant.

During the nine months ended September 30, 2024, the Board approved the grant of 706,000 RSUs to certain members of senior Management. Of the 706,000 RSUs, 175,000 RSUs vest 50% approximately one month from the grant date and an additional 25% every 6 months and 531,000 RSUs vest 33% three months from the grant date and an additional 33% every six months.

Share awards

During the nine months ended September 30, 2025, following the Stronghold transaction, the Company entered into a stock award agreement as well as a consulting agreement with a former executive of Stronghold and granted 1,543,320 share awards. The share awards shall fully vest in September 2025, subject to continued provision of services through this date. Notwithstanding the foregoing, the share awards can be accelerated and fully vested if certain conditions are met. In April 2025, the conditions were met and the share awards were settled.

40	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:	STOCK-BASED COMPENSATION (Continued)

PSUs

Details of the PSUs are as follows:

	Nine months ended September
	2025
	Number of PSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	—	—
Granted	4,349,985	1.41
Outstanding, September 30,	4,349,985	1.41

During the nine months ended September 30, 2025, the Company granted 4,349,985 PSUs to senior executives as part of the 2025 LTIP, which will vest at the end of the three years.

NOTE 20:	ADDITIONAL DETAILS TO THE STATEMENT OF OPERATIONS

Disaggregated revenues

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Cryptocurrency Mining	60,439	25,621	161,751	92,012
Cryptocurrency Hosting	1,461	—	3,339	—
Electrical services	1,122	1,451	3,222	3,510
Energy sales	4,947	—	8,216	—
	67,969	27,072	176,528	95,522

Cost of revenues

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Energy	a, b	(19,742)	(13,108)	(57,153)	(44,620)
Sales tax recovery - energy		—	—	—	17,017
Depreciation and amortization		(26,544)	(11,564)	(71,431)	(87,620)
Sales tax recovery - depreciation and amortization		—	—	—	8,760
Hosting expenses		—	—	(7,735)	—
Infrastructure expenses	c	(22,854)	(1,797)	(43,283)	(5,614)
Electrical components and salaries	a	(1,081)	(1,097)	(2,788)	(2,678)
		(70,221)	(27,566)	(182,390)	(114,755)

41	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20:	ADDITIONAL DETAILS TO THE STATEMENT OF OPERATIONS (Continued)

Cost of revenues (Continued)

a.	Inventories

During the three and nine months ended September 30, 2025, the cost of electrical component inventory and waste, limestone and fuel oil recognized as an expense and included in cost of revenues was $15,290 and $31,054, respectively (three and nine months ended September 30, 2024: $1,085 and $26,966, respectively).

b.	Energy costs are net of RECs and WTCs

During the three and nine months ended September 30, 2025, RECs amounted to $6,436 and $12,997, respectively, and the WTCs amounted to $1,888 and $4,003, respectively (three and nine months ended September 30, 2024: RECs and WTCs were nil), all of which offset energy expenses in the cost of revenues.

c.	Custom duties

During the three and nine months ended September 30, 2025, infrastructure expenses included $9,244 of customs duties in connection with the importation of Miners in 2021. Refer to Note 13 for more details.

General and administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and wages	(6,992)	(6,774)	(19,630)	(15,777)
Stock-based compensation	(2,851)	(4,870)	(10,403)	(8,823)
Professional services	(3,755)	(11,366)	(13,067)	(18,077)
Sales tax recovery - professional services	—	—	—	1,389
Insurance, duties and other	(2,622)	(1,531)	(7,651)	(4,964)
Travel, motor vehicle and meals	(491)	(310)	(1,444)	(893)
Telecom hosting and telecommunications	(127)	(57)	(436)	(194)
Advertising and promotion	(313)	(321)	(1,518)	(600)
Sales tax recovery - other general and administrative expenses	(4)	(5)	(8)	735
	(17,155)	(25,234)	(54,157)	(47,204)

42	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20:	ADDITIONAL DETAILS TO THE STATEMENT OF OPERATIONS (Continued)

Other expense

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Gain on derecognition of warrants	—	—	—	61
Gain on settlement of Refundable Hosting Deposits	—	—	945	—
Loss on initial recognition of refundable deposits	—	(675)	—	(675)
(Loss) gain on exchange rates	(202)	104	(450)	(917)
Other financial (expenses) income	(3,013)	(119)	(4,198)	504
	(3,215)	(690)	(3,703)	(1,027)

NOTE 21:	SEGMENT AND GEOGRAPHICAL INFORMATION

Reportable segment

The Company has aggregated all of its Cryptocurrency Mining operating segments into a single operating segment, which is the Company’s only reportable segment, Cryptocurrency Mining. The CODM manages segment performance and resource allocation based upon net income (loss). The CODM uses consolidated net income (loss) to evaluate the overall financial performance of the Company, to compare actual results against internal budgets and forecasts and to inform capital allocation decisions, including the prioritization of investments across the Company’s Bitcoin Mining Operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Significant expenses reviewed by the CODM include those that are presented in the consolidated statements of operations and the more detailed component disclosed in Note 22.

Revenues

Revenues by country are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
North America
United States	38,109	2,171	87,889	10,354
Canada	29,860	24,901	88,639	85,168
Total	67,969	27,072	176,528	95,522

Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the three and nine months ended September 30, 2025, the Company earned 87% and 90% of its revenues, respectively, from one Mining pool operator (three and nine months ended September 30, 2024: 95% and 96%). Such revenues are reported under the cryptocurrency Mining segment. The Company has the ability to switch Mining pools or to mine independently at any time.

43	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21:	SEGMENT AND GEOGRAPHICAL INFORMATION (Continued)

Property, Plant and Equipment and other non-current assets

The net book value of property, plant and equipment and other non-current assets (excluding financial assets, deferred tax assets and intangible assets) by country is as follows:

	As of September 30,			As of December 31,
	2025			2024
	PPE	Other	Total non-current assets	PPE	Other	Total non-current assets
North America
United States	283,271	17,467	300,738	63,146	14,535	77,681
Canada	76,341	15,821	92,162	117,026	52,819	169,845
	359,612	33,288	392,900	180,172	67,354	247,526

44	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:	ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2025	2024

Changes in working capital components:
Increase in accounts receivable, net	(587)	(758)
Decrease (increase) in other current assets	8,363	(9,123)
Increase in inventories	(3,210)	(471)
Increase in deposits	(1,011)	(5,097)
Increase in accounts payable and accrued expenses	13,710	9,264
Increase in operating lease liability	2,474	983
Increase (decrease) in taxes payable	180	(254)
Decrease in other non-current liabilities	(403)	—
	19,516	(5,456)

Significant non-cash transactions:
Issuance of common shares, warrants and RSUs in connection with the acquisition of Stronghold	78,161	—
Issuance of warrants in connection with debt issuance	2,900	—
Equipment prepayments realized as additions to PPE	41,045	29,674
Liabilities related to assets held for sale	9,120	—
Addition of ROU assets and related lease liabilities	565	9,226
Purchase of PPE financed by short-term credit	8,975	4,846
Issuance of common shares in connection with acquisitions of assets	—	3,000
Computational power revenue and its related service expense	2,777	564

Depreciation and Amortization*
Property, plant and equipment, net	94,657	109,903
Finance lease right-of-use assets	839	1,154
Intangible assets, net	435	448
	95,931	111,505

* Depreciation and amortization expenses are part of the non-cash adjustments in the cash flow statement, and these amounts also include figures from discontinued operations. See Note 17 for more details.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	Nine months ended September 30,
	2025	2024

Cash	86,952	72,913
Restricted cash	25,000	—
Total cash and restricted cash	111,952	72,913

Amounts included in restricted cash represent amounts pledged as collateral for long-term financing arrangements as contractually required by a lender.

45	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	COMMITMENTS AND CONTINGENCIES

Lawsuits

		As of September 30,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Stronghold Shareholder Securities Lawsuit	ii.	1,825	—
Total settlement accruals		2,890	—
Current portion		(1,635)	—
Effect of discounting		(67)	—
Non-current portion		1,188	—

The undiscounted legal settlement accruals amounted to $2,890 as of September 30, 2025. The current portion and the non-current portion were recognized in accounts payable and accrued expenses and in other non-current liabilities, respectively, in the condensed consolidated balance sheets (December 31, 2024: nil).

i. Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass Plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff. On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $679 in capacity revenues received during the relevant period; (b) pay a civil penalty of $741, for a total of $1,420 to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $355, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $133 on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of September 30, 2025, the settlement accrual was $1,065 and represents the 8 installment payments.

ii. Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

46	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	COMMITMENTS AND CONTINGENCIES (Continued)

Lawsuits (Continued)

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4,750 in cash and 25 Bitcoin. On January 15, 2025, $2,500 was covered by the Company’s insurance providers and Stronghold paid the remaining $2,250 into escrow. One Bitcoin will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of September 30, 2025, the settlement accrual was $1,825 and represents the value of the remaining 16 Bitcoin to be paid.

iii. Class Action Lawsuit

On May 9, 2025, and as amended on October 21, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case now titled In re: Bitfarms Securities Litigation, case no 1:25-cv-02630. Co-Lead Plaintiffs Zhao Jun, Gong Lanfang, Michael Pearl, Kazim Khan, and Michael Lawarre sued Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas and Geoffrey Morphy alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its former CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The lawsuit was filed by Pomerantz Law Firm. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit and no provision was recognized as of September 30, 2025. The Company intends to vigorously defend itself in this matter.

Commitments

The Company is committed to purchase the following property, plant and equipment as of September 30, 2025:

	Notes	2025	2026
Land	i.	5,348	—
HPC data center projects		1,289	—
HPC data center projects in Sharon, Pennsylvania, United States		—	14,775
		6,637	14,775

i.	Agreements to purchase land

In August 2025, the Company entered into agreements to purchase 3 acres of land in Washington State, United States and 181 acres of land in Pennsylvania, United States for $1,898 and $3,500, respectively.

47	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:	COMMITMENTS AND CONTINGENCIES (Continued)

Contingent Liability

As the Company continues to periodically import products into the United States, it is subject to review by the CBP regarding the classification and origin of such imports. Refer to Note 16 for more details regarding the Company’s Miners imported in 2021. There were no Miners imported into the United States in 2022 or 2023; and for 2024 and 2025, the Company has not received any assessment or communication of a potential assessment.

Furthermore, the Company took several steps to ensure compliance with CBP rules and regulations by sourcing non-Chinese origin equipment including, but not limited to, the specifications of which non-Chinese production facilities could be supplied under our purchase agreements with Bitmain Development PTE. Ltd., in person factory inspections by the Company’s employees to verify production, and the collection of various importation documents that confer non-Chinese origin. While the Company has addressed certain concerns related to previous importations, additional assessments may be made by the CBP in connection with other importations.

The Company imported 9,399 and 34,179 Miners in the United States during 2024 and 2025, respectively, and had delivered asset values of $25,782 and $130,698, respectively. Importation tariffs from China were 22.4% in 2024 and fluctuated between 22.4% and 150.5% in 2025. Any assessments made on previous importations by the CBP could also include penalties and interest.

At this time, while the Company believes it has taken the appropriate steps to reduce the risk of potential exposure, the Company is unable to predict the outcome of any future assessments or to reasonably estimate the amount, if any, that may be payable in connection with these matters. The facts surrounding each importation may vary and the Company reserves the right and may challenge any assessments.

48	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:	SUBSEQUENT EVENTS

Management has evaluated subsequent events from October 1, 2025 to November 12, 2025.

2024 ATM Program

During the period from October 1, 2025 to October 7, 2025, the Company issued 10,445,797 common shares through the 2024 ATM Program in exchange for gross proceeds of $35,811 at an average share price of approximately $3.43. The Company received net proceeds of $34,705 after paying commissions of $1,106 to the sales agent. The 2024 ATM Program was terminated on October 7, 2025 after $375,000 of gross proceeds was reached. Refer to Note 15 for further details of the Company’s 2024 ATM program.

Credit Facility with Macquarie

In October 2025, the Company converted its Credit Facility with Macquarie as described in Note 14 to an up to $300,000 project-specific financing facility for the development of its data center campus in Panther Creek, Pennsylvania, United States. The Company drew an additional $50,000 from the converted facility, for a total of $100,000 drawn and issued an additional 2,197,127 warrants with a strike price of $5.69 and a term of 5 years. As a result of the project-specific financing facility’s requirements, the restricted cash balance increased from $25,000 to $50,000.

Convertible Senior Notes

In October 2025, the Company issued $588,000 aggregate principal amount of convertible senior notes (the “Convertible Notes”), which included the full exercise of the purchasers’ option to purchase up to an additional $88,000 aggregate amount of Convertible Notes. The Convertible Notes are unsecured, bear interest at 1.375% per annum payable semi-annually and mature on January 15, 2031.

Prior to October 15, 2030, the Convertible Notes may be converted only upon the occurrence of certain events. Thereafter, holders may convert their notes at any time until maturity. Upon conversion, the Company may settle the obligation in cash, common shares, or a combination of both, at its discretion. The initial conversion rate is 145.6876 common shares per $1 principal amount (equivalent to a conversion price of approximately $6.86 per share), representing a 30% premium over the $5.28 reference price (the last reported sale price per common share of Bitfarms on Nasdaq on October 16, 2025), subjected to adjustments upon the occurrence of certain events.

The Convertible Notes are not redeemable prior to October 20, 2028, except in the event of certain changes in Canadian tax law. After that date, the Company may redeem the Convertible Notes, in whole or in part, for cash if the market price of its common shares exceeds 130% of the conversion price for a specified period. In the event of a fundamental change, holders may require the Company to repurchase their notes for cash.

Net proceeds from the offering were approximately $568,860.

Capped call transactions

In October 2025, in connection with the Convertible Notes, the Company entered into capped call transactions, with a cap price of $11.88 per share (representing a 125% premium over the reference price).

49	Page

BITFARMS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:	SUBSEQUENT EVENTS (Continued)

Redemption options of Bitcoin

In October 2025, the Company exercised its option to redeem the fourth and last installment of the Bitcoin pledged in relation to the purchase of Miners under the November 2024 Order. The Company redeemed 89 Bitcoin for $8,307.

Also in November 2025, the Company exercised its option to redeem the third and fourth installments of the Bitcoin pledged in relation to the purchase of Miners under the March 2025 Swap Order. The Company redeemed 14 Bitcoin for $1,187.

Additionally, during October 2025, the Company exercised its option to redeem the first installment of the Bitcoin pledged in relation to the purchase of Miners under the July 2025 Swap Order. The Company redeemed 14 Bitcoin for $1,492.

Refer to Note 6 and 8 for more details.

Sharon Purchase of Leased Property

In October 2025, the Company acquired the property it was leasing in Sharon, Pennsylvania, from the landlord for a total consideration of $38,745 consisting of $5,000 in cash and $33,745 worth of the Company’s shares as at the date of the close. This resulted in the issuance of 8,500,000 shares of the Company to the seller.

Commitment for HPC Data Center Projects

In November 2025, the Company entered into a purchase commitment of $128,742, payable over the next 12 months, for the development and expansion of HPC data center projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Under the terms of the agreement, the provider will deliver a range of services that include engineering, project management assistance, procurement and manufacturing, site management support and factory acceptance testing, all contributing, in addition to other expenses, to the construction of a fully integrated 18 MW hybrid-built data center in Washington State, United States.

50	Page